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                                                                     EXHIBIT 4.4

                              SARA LEE CORPORATION
                   INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN

This International Employee Stock Purchase Plan (herein called "Plan") provides eligible foreign employees of Sara Lee Corporation, a Maryland corporation (herein called "Corporation") and its subsidiaries a continual opportunity to purchase common stock of the Corporation.

1.   DEFINITIONS.

a)   "Board" means the Board of Directors of Sara Lee Corporation.
b) "Committee" means the Compensation and Employee Benefits Committee of the Board.
c) "Plan" means the Sara Lee Corporation International Employee Stock Purchase Plan, as may be amended and restated from time to time.
d) "Country Plan" means the detailed rules specific to a foreign country. The Plan will govern in the event of any discrepancy between it and any Country Plan.
e) "Subsidiaries" means any foreign corporation or entity of which the Corporation owns directly or indirectly, at least 50% of the total voting power or in which it has at least a 50% economic interest, and which is authorized to participate in the Plan.
f) "Participant" means an employee of the Corporation or Subsidiary who voluntarily enrolls in a Country Plan.
g) "Shares" means shares of Sara Lee Corporation common stock, par value $1.33 1/3 per share.

2. STOCK SUBJECT TO THE PLAN. The Corporation shall make available 2,000,000 shares of its common stock for purchase under the Plan from authorized but unissued shares.

3. ELIGIBLE EMPLOYEES. Employees of Subsidiaries which elect to offer the Plan to their employees who work at least 20 hours per week, and who are not designated by the Corporation as officers under Section 16 of the Securities Exchange Act of 1934.

4. PARTICIPATION IN THE PLAN. An eligible employee may participate voluntarily, by completing and submitting the appropriate form at designated times, according to the applicable Country Plan procedures. Such form may authorize payroll deductions from the employee's pay, or some other means of contributions received from employees (defined according to local procedures). An employee may actively participate in only one Corporation sponsored stock purchase plan at a time.

5. PURCHASE PRICE. The purchase price of the stock will be no lower than 85 % of the average between the highest and lowest quoted selling price, on the purchase date determined in each Country Plan.

6. NUMBER OF SHARES PURCHASABLE. No participating employee may be permitted to acquire stock under the Plan at a rate which exceeds $21,250 per year, which is 85% of the fair market value of $25,000. This limit shall be monitored by each participating Subsidiary.

7. EMPLOYEE ACCOUNTS/STOCK ACQUIRED. Subsidiaries shall maintain payroll deduction accounts for participating employees, where applicable. Shares which are purchased pursuant to the Plan shall be recorded on the stock transfer records of the Corporation in book entry form; no stock certificates will be issued unless the Participant requests a stock certificate to be issued. Stock ownership shall be in the name of the participating employee, and one or more other persons if so specified on the employee's participation form. Participants shall receive periodic statements detailing their account balances.

8. CHANGES IN PARTICIPATION. Subject to minimum and maximum deductions set forth in each Country Plan and as set forth above, a participating employee may change the amount of his or her payroll deduction or contributions no more than twice in each year by submitting a new form to the appropriate subsidiary payroll or human resources office.

9. TERMINATION OF PARTICIPATION. A Participant, at any time and for any reason, may voluntarily terminate participation in the Plan by written notification of withdrawal delivered to the appropriate office. An employee's participation in the Plan shall be involuntarily terminated by his/her employing subsidiary upon termination of

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employment for any reason, or upon the employee no longer being eligible for participation. In the event of a participating employee's voluntary or involuntary termination of participation in the Plan, no payroll deduction shall be taken from any pay due thereafter, and at the election of such employee or employee's estate, as the case may be, the balance in the employee's account shall be paid either to the employee or the employee's estate, or shall be retained to purchase stock in accordance with normal procedures. Except as provided above, a Participant may not withdraw any credit balance in the employee's payroll deduction account, in whole or in part.

10. RIGHTS AS A STOCKHOLDER. Rights or privileges as a stockholder of the Corporation, with respect to shares acquired under the Plan, shall become effective as of the date of record of ownership.

11. DIVIDENDS. Participants shall be invited to enroll in the Corporation's automatic dividend reinvestment plan.

12. RIGHTS NOT TRANSFERABLE. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent, and are exercisable during the Participant's lifetime only by the Participant.

13. APPLICATION OF FUNDS. All funds received or held by the Corporation under the Plan may be used for any corporate purposes.

14. ADJUSTMENTS IN CASE OF CHANGES AFFECTING STOCK. In the event of a subdivision of outstanding shares of common stock of the Corporation, or the payment of a stock dividend, the number of shares approved for the Plan shall be increased proportionately, and such other adjustment shall be made as may be deemed equitable by the Board. In the event of any other change affecting the Corporation's common stock, such adjustment shall be made as may be deemed equitable by the Board to give proper effect to such event.

15. ADMINISTRATION OF PLAN. The Plan and the detailed Country Plans shall be administered by the Committee consisting of at least three of the members of the Board, none of whom shall be eligible to participate in the Plan.
The Committee shall have authority to make rules and regulations for the administration of the Country Plans including when and how purchases shall be made, and its interpretations and decisions with regard thereto shall be final and conclusive. The Committee shall have authority to delegate ministerial tasks related to the Plan and the Country Plans to the Corporation's Human Resources and Shareholder Accounting Departments and the Human Resources Departments of Subsidiaries which employ Participants.

16. AMENDMENTS TO PLAN. The Board, at any time, or from time to time, may amend, suspend, or terminate the Plan or any of the Country Plans, provided, however, that except to conform the Plan or any Country Plan to the requirements of local legislation, no amendment shall be made (i) withdrawing the administration of the Plan or Country Plans from the Committee, or (ii) permitting any rights under the Plan to be granted to any employee who is a member of the Committee administering the Plan.

17. EFFECTIVE DATE, SUSPENSION AND TERMINATION OF PLAN. The Plan shall become effective when (i) the Board has authorized shares to be available for acquisition, and (ii) the Committee has approved one or more Country Plans.
The Plan shall terminate upon the termination of the Plan by the Board or when no more shares remain to be acquired under the Plan, whichever occurs first. Upon the termination of the Plan, all remaining credit balances from authorized payroll deductions in employees' accounts shall be returned to such employees.

18. GOVERNMENTAL REGULATIONS. The Corporation's obligation to sell and deliver its common stock under the Plan is subject to the approval of any governmental authority, domestic or foreign, required in connection with the authorization, issuance or sale of such stock.